UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

(Translation of registrant’s name into English)

No.1018 Haihe Road, Dushangang Town,

Pinghu City, Jiaxing, Zhejiang Province,

China, 314205
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

During the period from April to September 2025, Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) formed the following direct and indirect subsidiaries:

●	Yu He Chuang Co., Ltd (“YHC HK”) was incorporated on April 1, 2025, under the laws of the under the laws of Hong Kong. YHC HK is a wholly-owned subsidiary of the Company. It is a holding company and is not actively engaging in any business.

●	Chuang Yu He (Shanghai) Industrial Co., Ltd. (“CYH Shanghai”) was incorporated on June 12, 2025 under the laws of the PRC. CYH Shanghai is a wholly-owned subsidiary of YHC HK and currently has no operations.

●	Hangzhou Zhihuichong Technology Co., Ltd. (“Hangzhou ZHC”) was incorporated on November 20, 2025 under the laws of the PRC. Hangzhou ZHC is a wholly-owned subsidiary of CYH Shanghai and its primary business consists of the development and operation of charging infrastructure and operating platforms for new-energy two-wheeled vehicles and electric vehicles.

●	Jiaxing Xuchen Technology Co., Ltd. (“Jiaxing XC”) was incorporated on September 9, 2025 under the laws of the PRC. Jiaxing XC is a wholly-owned subsidiary of CYH Shanghai and currently engages in the sale of equipment structures and metal products.

On December 22, 2025, the Company and Hua Chen Intelligent Technology Co., Limited, a company formed under the laws of Hong Kong and a subsidiary of the Company (the “Target”) entered into a share purchase agreement (the “Agreement”) with a buyer (the “Buyer”). Pursuant to the Agreement, the Company agreed to sell and the Buyer agreed to purchase all the issued and outstanding shares of the Target at a purchase price of $50,000, which sale includes the sale of the Target’s subsidiaries, including Huachen AI Technology (Zhejiang) Co., Ltd., Zhejiang Huachen Technology Co., Ltd., Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd., Zhejiang Tiandidaochuan Parking Equipment Co., Ltd., Shanghai Tiandiricheng Parking Lots Management Co., Ltd., Shanghai Yufeng Information Technology Co., Ltd., Shanghai Tiandi Puji Parking Management Co., Ltd. Shanghai Tiandidaochuan Parking Equipment Installation Co., Ltd., and Zhejiang Xinfeng Trade Co., Ltd. Except as a party to the Agreement, the Buyer has no current or prior relationship with the Company and has no family relationship with any of the Company’s directors or officers.

The disposition of the Target and its subsidiaries, which primarily engage in smart cubic parking systems and related product design and maintenance services, is consistent with the Company’s strategic shift away from the smart parking business. Growth in the smart parking sector has slowed as a result of the downturn in China’s real estate market. As part of its strategic realignment, the Company continues to focus on its equipment structural parts business, which is conducted through Jiaxing XC, and, in the second half of 2025, commenced its electric vehicle charging business, including the development and operation of charging infrastructure and operating platforms for new-energy two-wheeled vehicles and electric vehicles, which is conducted through Hangzhou ZHC.

Upon the completion of such disposition, the Company’s corporate structure will be as follows:

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1 hereto.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Form of Share Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2025	Huachen AI Parking Management Technology Holding Co., Ltd,

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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